September 29, 2025

Jack Mallers
Chief Executive Officer
Twenty One Capital, Inc.
c/o Corporation Service Company
211 East 7th Street, Suite 620
Austin, TX 78701

Steven Meehan
Chief Financial Officer
Twenty One Assets, LLC
c/o Corporation Service Company
251 Little Falls Drive,
Wilmington, County of New Castle, Delaware 19808

       Re: Twenty One Capital, Inc.
           Registration Statement on Form S-4
           Filed September 15, 2025
           File No. 333-290246
Dear Jack Mallers and Steven Meehan:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2025 letter.
 September 29, 2025
Page 2
Registration Statement on Form S-4
Risk Factors
Risks Related to Being a Public Company, page 35

1. We note that Pubco's Amended and Restated Certificate of Formation includes "an enforceable jury trial waiver for any 'internal entity claim.'" Please revise to disclose whether this applies to claims under the federal securities laws. To the extent that it does not apply to claims under the federal securities laws, please disclose and tell us how you will make future investors aware that the provision does not apply to claims under the federal securities laws. In addition, please revise to disclose the TBOC's definition of "internal entity claim" and expand your risk factor disclosure on pages 77 and 78 to address the material risks of a jury trial waiver, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim and whether it may discourage or limit suits against you.
The Organizational Documents Proposals, page 183

2. Please revise to add a proposal for the jury trial waiver or tell us why you do not believe this is required.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Notes 5 and 6 - Adjustments and Reclassifications to Unaudited Pro Forma
Condensed
Combined Statements of Operations, page 213

3. We note your response to prior comment 8 that the subscribed share obligations are equity-linked instruments classified in equity, with no gain or loss recognized in earnings. We also note your response to prior comment 9 that the future purchase of bitcoin under the PIPE Bitcoin Sale and Additional PIPE Bitcoin Sale agreements would be accounted for as derivative instruments under ASC 815 with changes in fair value of the derivative, rather than of the underlying bitcoin, recognized through the statement of operations. Please tell us your consideration of reflecting the transactions described in your response within your Pro Forma Statements of Operations. Your adjustments CC to the pro forma statement of operations for the period ended June 30,
       2025, and adjustments EE and JJ to the pro forma statement of operations for the year ended December 31, 2024 appear to reflect the receipt of the combined bitcoin subject to these transactions as if they had settled at the beginning of the period, with the change in fair value of all the bitcoin contemplated in these transactions recognized through earnings in your pro forma statement of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 29, 2025
Page 3

       Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets